FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         September                                   2004
                         -----------------------------------      -------------
Commission File Number   000-29898
                         -----------------------------------      -------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                   Form 40-F   X
                        ----------                    -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                         No   X
                   -----------                 ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                DOCUMENT INDEX



Document
--------

   1.       News Release dated September 23, 2004 ("KPN Launches
            BlackBerry Enterprise Solution In The Netherlands")           4

                                                                    Document 1

[RIM logo omitted]

                                                                  News Release


                                                            September 23, 2004

FOR IMMEDIATE RELEASE

KPN Launches BlackBerry Enterprise Solution In The Netherlands

Waterloo, ON and Den Haag, The Netherlands - KPN and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the introduction of the BlackBerry Enterprise Solution(TM) in the Netherlands.

BlackBerry(R) is an industry-leading wireless solution that gives mobile professionals the freedom to stay connected to people and information while on the go. BlackBerry Wireless Handhelds(TM) feature an integrated mobile phone and provide `always-on' access to corporate email, calendar and organizer applications. Users can now stay in touch easier than ever by phone and email (including support for attachment viewing). Other corporate data applications can also be securely extended to BlackBerry users on the move.

BlackBerry from KPN integrates seamlessly with the corporate network. The unique `push' technology of BlackBerry delivers email messages and appointments automatically to the handheld. Users do not need to retrieve the messages themselves. BlackBerry Enterprise Server(TM) software supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) (Novell GroupWise support is expected later this year). Thanks to the advanced BlackBerry security architecture with end-to-end encryption, the solution also meets strict IT security requirements.

KPN offers a choice of two BlackBerry Wireless Handhelds - the BlackBerry 7230(TM) and the BlackBerry 7730(TM). Both handhelds combine the capabilities of wireless email, data and phone in one powerful and convenient device. Each BlackBerry handheld also features a clear, high-resolution color screen, an integrated `QWERTY' keyboard and an easy-to-use navigation trackwheel on the side of the device. The handhelds are tri-band (900/1800/1900 MHz) to support international roaming. The BlackBerry 7730 features a larger screen, while the BlackBerry 7230 offers a more compact design.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About KPN
For more information about KPN visit www.kpn.com

###

Media Contacts:
KPN
+070 446 63 00
press@kpn.com

RIM Media Contact Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0)1784 223987
tquanjer@rim.net

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net


Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Research In Motion Limited
                                      ----------------------------------------
                                                       (Registrant)

Date:  September 23, 2004             By:  /s/  Rob Duncan
       -------------------                 ----------------------------------
                                                         (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller